Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14d-2(b) under
the Securities Exchange Act of 1934

Filing Person: Network Associates, Inc.
Subject Company: McAfee.com Corporation
Subject Company’s Commission File No.: 00-28247

Filing Date: August 13, 2002

Text of Network Associates investor factsheet:

QUICK FACTS on McAfee.com Revised Tender Offer

August 13, 2002

Offer: .675 shares of NET + $8.00 cash for every share of MCAF tendered for a current value of $15.43 per share.

Total Value of Transaction: $214.9 million

Premium: 20% premium over MCAF price of $12.84 at close of market August 12.

Expiration: September 12, 2002

Number of Shares of NET Involved: 10.8 million

Dilutive Impact: The deal is approximately $.01 dilutive to the consolidated earnings in the 4th quarter. However, the impact of the deal on 4th quarter estimates that exclude McAfee.com will be to add a little over a penny to our earnings per share.

Neither company has offered guidance yet on 2003. However, looking at current Street estimates, we would expect the deal to be approximately $0.02 dilutive to the 2003 consolidated earnings of the two companies, not taking into account any possible cost-savings as a result of the deal.

We will offer revised guidance reflecting the combined entity’s outlook on our October earnings call.

NET Cash Outlay: $96 million.